UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549
SCHEDULE 13G
Under the Securities Exchange Act of 1934
Wheeler Real Estate Investment Trust, Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
963025887
(CUSIP Number)

October 5, 2023
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 963025887	13G

1	NAMES OF REPORTING PERSONS
CEOF Holdings LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,125(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,125(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 3,217,845 shares of common stock, par value $0.01 per share (“Common Stock”) outstanding as of October 6, 2023, as reported to the reporting persons by the Issuer on October 6, 2023, plus 50,000 shares of Series B Convertible Preferred Stock beneficially owned by the reporting persons and convertible within sixty days into 3,125 shares of Common Stock.

CUSIP No. 963025887	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,125(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,125(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1)
Based on 3,217,845 shares of Common Stock outstanding as of October 6, 2023, as reported to the reporting persons by the Issuer on October 6, 2023, plus 50,000 shares of Series B Convertible Preferred Stock beneficially owned by the reporting persons and convertible within sixty days into 3,125 shares of Common Stock.

CUSIP No. 963025887	13G

1	NAMES OF REPORTING PERSONS
Corbin Capital Partners GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a)☐
(b)☐
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0

	6	SHARED VOTING POWER
3,125(1)

	7	SOLE DISPOSITIVE POWER
0

	8	SHARED DISPOSITIVE POWER
3,125(1)

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
3,125(1)

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0.1%(1)

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1)
Based on 3,217,845 shares of Common Stock outstanding as of October 6, 2023, as reported to the reporting persons by the Issuer on October 6, 2023, plus 50,000 shares of Series B Convertible Preferred Stock beneficially owned by the reporting persons and convertible within sixty days into 3,125 shares of Common Stock.

Item 1. (a)	Name of Issuer

Wheeler Real Estate Investment Trust, Inc. (the “Issuer”)

Item 1. (b)	Address of Issuer’s Principal Executive Offices

2529 Virginia Beach Blvd., Suite 200
Virginia Beach, VA 23452

Item 2. (a)	Name of Person Filing

This Schedule 13G is filed on behalf of the following persons (collectively, the “Reporting Persons”):

(i)	CEOF Holdings LP;
(ii)	Corbin Capital Partners, L.P.; and
(iii)	Corbin Capital Partners GP, LLC

Item 2. (b)	Address of Principal Business Office or, if None, Residence

The address of the principal business office of each of CEOF Holdings LP, Corbin Capital Partners, L.P., and Corbin Capital Partners GP, LLC is 590 Madison Avenue, 31st Floor, New York, NY 10022.

Item 2. (c)	Citizenship

CEOF Holdings LP and Corbin Capital Partners, L.P. are Delaware limited partnerships.  Corbin Capital Partners GP, LLC is a Delaware limited liability company.
Item 2. (d)	Title of Class of Securities

Common Stock, par value $0.01 per share (the “Shares”).

Item 2. (e)	CUSIP Number

963025887

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

Not applicable.

Item 4(a).	Amount Beneficially Owned:

The information in Items 5 through 9 and Item 11 on the cover pages to this Schedule 13G is hereby incorporated by reference.  The percentages used herein are calculated based upon 3,217,845 shares of Common Stock outstanding as of October 6, 2023, as reported to the Reporting Persons by the Issuer on October 6, 2023, plus 50,000 shares of Series B Convertible Preferred Stock beneficially owned by the reporting persons and convertible within sixty days into 3,125 shares of Common Stock.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

The Shares reported herein are held by CEOF Holdings LP, a Delaware limited partnership. Corbin Capital Partners GP, LLC is the general partner of Corbin Capital Partners, L.P., which serves as investment advisor for CEOF Holdings LP.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification

By signing below the Reporting Person certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 11, 2023

CEOF Holdings LP

By: Corbin Capital Partners, L.P. Its: Investment Manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners L.P.

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners GP, LLC

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G with respect to the Common Stock, par value $0.01 of Wheeler Real Estate Trust, Inc. is, and any amendments thereto (including amendments on Schedule 13D) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

Dated: October 11, 2023

CEOF Holdings LP

By: Corbin Capital Partners, L.P. Its: Investment Manager

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners L.P.

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: General Counsel

Corbin Capital Partners GP, LLC

By:	/s/ Daniel Friedman
Name: Daniel Friedman
Title: Authorized Signatory